SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, Par Value of $0.04 Per Share

(Title of Class of Securities)

21075N204

(CUSIP Number)

Brandi Kendall

Chief Financial Officer

Independence Energy LLC

600 Travis Street, Suite 7200

Houston, TX 77002

(713) 481-7782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON Independence Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON Independence Energy MM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON Independence Energy Aggregator L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON Independence Energy Aggregator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Upstream Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Group Assets Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Financial Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Group Assets III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Group Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Group Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON CO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON CO

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON KKR Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

CUSIP No. 21075N204

1	NAME OF REPORTING PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 48,406,233 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,406,233 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1)

Beneficial ownership of shares of Common Stock of the Issuer is being reported herein solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described herein. Pursuant to Rule 13d-4 under the Act, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

(2)	Based on 201,071,407 shares of Common Stock of the Issuer outstanding as of June 4, 2021.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.04 per share (“Common Stock”) of Contango Oil & Gas Company, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 111 E. 5th Street, Suite 300, Fort Worth, Texas.

Item 2. Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i) Independence Energy LLC, a Delaware limited liability company (“Independence”);

(ii) Independence Energy MM LLC, a Delaware limited liability company;

(iii) Independence Energy Aggregator L.P., a Delaware limited partnership;

(iv) Independence Energy Aggregatory GP LLC, a Delaware limited liability company;

(v) KKR Upstream Associates LLC, a Delaware limited liability company;

(vi) KKR Group Assets Holdings III L.P., a Delaware partnership;

(vii) KKR Financial Holdings LLC, Delaware limited liability company;

(viii) KKR Group Assets III GP LLC, a Delaware limited liability company;

(ix) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(x) KKR Group Holdings Corp., a Delaware corporation;

(xi) KKR & Co. Inc., a Delaware corporation;

(xii) KKR Management LLP, a Delaware limited liability partnership;

(xiii) Henry R. Kravis, a United States citizen; and

(xiv) George R. Roberts, a United states citizen (the persons and entities listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

Independence is the direct beneficial owner of the Common Stock subject to the Voting Agreement (as defined below). Independence Energy MM LLC is the managing member of Independence. Independence Energy Aggregator L.P. is the sole member of Independence Energy MM LLC. Independence Energy Aggregator GP LLC is the general partner of Independence Energy Aggregator L.P. KKR Upstream Associates LLC is the sole member of Independence Energy Aggregator GP LLC. KKR Group Assets Holdings III L.P. and KKR Financial Holdings

LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of Independence, Independence Energy MM LLC, Independence Energy Aggregator L.P. and Independence Energy Aggregator GP LLC is 600 Travis Street, Suite 7200, Houston, Texas 77002. The address of the business office of each of the other Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Lewin and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. Independence is principally engaged in the business of oil and natural gas exploration and production. Independence Energy MM LLC, Independence Energy Aggregator L.P., Independence Energy Aggregator GP LLC, KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC and KKR Group Assets III GP LLC are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons, and no funds were expended in consideration for the execution of either the Transaction Agreement or the Voting Agreement.

Item 4. Purpose of Transaction.

On June 7, 2021, the Issuer entered into a transaction agreement (the “Transaction Agreement”) by and among the Issuer, Independence, IE PubCo Inc., a Delaware corporation (“New PubCo”), IE OpCo LLC, a Delaware limited liability company (“OpCo”), IE C Merger Sub Inc., a Delaware corporation, and IE L Merger Sub LLC, a Delaware limited liability company. Pursuant to the Transaction Agreement, the Issuer and Independence will combine their operations in an all-stock merger, as described in more detail therein. The Common Stock would be exchanged for Class A Common Stock, $0.0001 par value per share, of New Pubco and the Common Stock would be delisted from the NYSE American stock exchange and the Issuer will become a wholly owned subsidiary of OpCo. The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof.

In connection with the Transaction Agreement, Independence, John C. Goff and certain other stockholders affiliated with, or controlled by, John C. Goff entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, John C. Goff and such stockholders agreed, among other things and subject to certain limitations and exceptions, to vote all shares of Common Stock beneficially owned by each such stockholder in favor of the adoption of the Transaction Agreement and any other matters necessary for consummation of the transactions contemplated thereby and granted to Independence an irrevocable proxy to vote all such shares of Common Stock in accordance with the foregoing.

The Voting Agreement shall terminate upon the earliest to occur of: (a) the Effective Time (as therein defined); (b) the date on which the Transaction Agreement is terminated in accordance with its terms; and (c) the termination of the Voting Agreement by mutual written consent of the parties thereto

The foregoing summaries of the Transaction Agreement and the Voting Agreement do not purport to be complete descriptions of the terms and conditions of such agreement, and such descriptions are qualified in their entirety by reference to the full text of the Transaction Agreement and the Voting Agreement, copies of which are filed hereto as Exhibit C and Exhibit D, respectively, and are incorporated herein by reference. The foregoing summaries of the Transaction Agreement and the Voting Agreement have been included to provide investors and security holders with information regarding the terms of the Transaction Agreement and the Voting Agreement are not intended to provide any other factual information about the Issuer, the Reporting Persons or their respective subsidiaries and affiliates. The Transaction Agreement and the Voting Agreement contain representations and warranties by each of the parties to each of the Transaction Agreement and the Voting Agreement, which were made only for purposes of the Transaction Agreement and Voting Agreement, respectively and as of dates specified therein. The representations, warranties and covenants in the Transaction Agreement and the Voting Agreement were made solely for the benefit of the parties to the Transaction Agreement and the Voting Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Transaction Agreement and the Voting Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, the Reporting Persons or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement or the Voting Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Persons’ public disclosures.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock. However, as a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to up to an aggregate of 48,406,233 shares of Common Stock, and thus, for the purpose of Rule 13d-3 under the Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 48,406,233 shares of Common Stock. The aggregate number of shares of Common Stock covered by the Voting Agreement represents approximately 24.1% of the outstanding Common Stock, based on 201,071,407 aggregate shares of Common Stock issued and outstanding as of June 4, 2021, as disclosed in the Transaction Agreement, a copy of which is filed hereto as Exhibit C and incorporated by reference herein.

Each of Independence Energy MM LLC (as the managing member of Independence), Independence Energy Aggregator L.P. (as the sole member of Independence Energy MM LLC), Independence Energy Aggregator GP LLC (as the general partner of Independence Energy Aggregator L.P.), KKR Upstream Associates LLC (as the sole member of Independence Energy Aggregator GP LLC), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Independence, if any, but each disclaims beneficial ownership of such Common Stock.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Common Stock. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(c). Except as otherwise described in Item 4 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Common Stock during the past 60 days.

(d). The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, any shares of Common Stock subject to the Voting Agreement. The Reporting Persons will have no pecuniary interest in any shares of Common Stock unless and until the transactions contemplated by the Transaction Agreement are consummated.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

B	Powers of Attorney.

C	Transaction Agreement dated as of June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, a Delaware limited liability company, IE PubCo Inc., a Delaware corporation, IE OpCo LLC, a Delaware limited liability company, IE C Merger Sub Inc., a Texas corporation and IE L Merger Sub LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed June 8, 2021, file no. 001-16317).

D	Voting Agreement, dated as of June 7, 2021, by and among Independence Energy LLC , Goff, Goff MCF, Family Investments, Goff Family Trust, Holdings, Kulik, Goff MCEP, MCEP II, Goff Energy and Goff Foundation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2021

INDEPENDENCE ENERGY LLC

By: Independence Energy MMC LLC, its managing member

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for David Rockecharlie, Chief Executive Officer

INDEPENDENCE ENERGY MM LLC

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for David Rockecharlie, Chief Executive Officer

INDEPENDENCE ENERGY AGGREGATOR L.P.

By: Independence Energy Aggregator GP LLC, its general partner

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Jason Carss, Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

	By:	/s/ Terence P. Gallagher
	Name:	Terence P. Gallagher
	Title:	Attorney-in-fact for Jason Carss, Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for David Rockecharlie, Vice President

KKR GROUP ASSETS HOLDINGS III L.P.

By: KKR Group Assets III GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Executive Officer

KKR GROUP ASSETS III GP LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By: KKR Group Holdings Corp. its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France, and Arturo Gutiérrez, who is a citizen of Mexico.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutiérrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley